Exhibit 12.1

Hersha Hospitality Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(dollars in thousands)

		Year Ended December 31,
		2016		2015		2014		2013	2012
Earnings
Pre-tax income from continuing operations before income (loss) from equity investees		$118,392		$38,101		$66,558		$16,988	$6,267
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness		44,352		43,557		43,357		40,935	38,070
Distributed income of equity investees		1,574		1,446		1,262		568	1,387
		$164,318		$83,104		$111,177		$58,491	$45,724

Combined Fixed Charges and Preferred Share Dividends
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness		44,352		43,557		43,357		40,935	38,070
Interest capitalized		-		-		458		1,320	1,542
Preferred share distributions		17,380		14,356		14,356		14,611	14,000
		$61,732		$57,913		$58,171		$56,866	$53,612

Ratio of earnings to combined fixed charges and preferred share dividends		2.66		1.43		1.91		1.03	0.85

For the year ended December 31, 2012, combined fixed charges and preferred share dividends exceeded earnings. The following table notes the amounts by which combined fixed charges and preferred share dividends exceeded earnings:

		Year Ended December 31,
		2016		2015		2014		2013	2012
Combined fixed charged and preferred share dividends in excess of earnings	$	N/A	$	N/A	$	N/A	$	N/A	$7,888